Filed Pursuant to Rule 253(g)(2)
File No. 024-12109

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 4 DATED MARCH 24, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update

Asset Update

E66 Controlled Subsidiary – Springfield, VA

On January 15, 2020, we directly acquired ownership of a “majority-owned subsidiary”, NP 121, LLC (the “E66 Controlled Subsidiary”), for an initial purchase price of approximately $15,738,000, which was the initial stated value of our equity interest in the E66 Controlled Subsidiary (the “E66 Investment”). The E66 Controlled Subsidiary used the proceeds to close on the acquisition of two adjacent, multi-tenant industrial flex buildings (the “E66 Property”). Details of this acquisition can be found here.

On June 17, 2022, we refinanced the E66 Property via the PIMCO Bridge Facility. Details of this refinancing can be found here.

On December 13, 2022, we completed the redevelopment of the E66 Property. The demolition of the existing industrial buildings made way for the construction of a new 139,000 square foot last-mile distribution facility.

On February 23, 2023, the E66 Controlled Subsidiary leased approximately 49,000 square feet to a Fortune 500 government contractor with over $10 billion in annual revenue for a 10 year and 3 month term. The lease carries a rental rate per square foot that is 36% above our original underwriting.

On March 20, 2023, the E66 Controlled Subsidiary leased approximately 39,000 square feet to a subsidiary of a Forbes Global 2000 plumbing and heating supply company with over $22 billion in annual revenue for a 5 year term. The lease carries a starting rental rate per square foot that is 44% above our original underwriting.